TERAWULF INC.

9 Federal Street

Easton, Maryland 21601

March 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Office of Technology

Re:	TeraWulf Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed February 14, 2023 File No. 333-268563

Ladies and Gentlemen:

On behalf of TeraWulf Inc. (the “Company”), I am pleased to submit this letter in response to the written comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) received on February 27, 2023 (the “Comment Letter”) to the above-referenced Registration Statement on Form S-3 filed with the Commission by the Company on February 14, 2022 (“Amendment No. 2”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, has filed with the Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 3”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Exhibits

1.	Revise your exhibit index to include active hyperlinks to all exhibits, including those you incorporate by reference. Refer to Rule 105(d) of Regulation S-T.

In response to the Staff’s comment, the Company has revised the exhibit index to Amendment No. 3 to include active hyperlinks to all exhibits, including those incorporated by reference.

2.	We note the redaction of certain exhibits filed and your notation of "redactions made" at the top of those exhibits. If you intend to redact information pursuant to Item

601(b)(10)(iv) of Regulation S-K, please revise to include a prominent statement on the first page of the filed version of each redacted exhibit that certain identified information has been excluded from the exhibit because it both (i) is not material. Additionally, include a notation in the exhibit index indicating that portions of the exhibit have been omitted.

In response to the Staff’s comment, the Company has revised and refiled Exhibits 10.2, 10.3 and 10.4. Additionally, the Company has included a notation in the exhibit index indicating that portions of the redacted exhibits have been omitted.

Please contact me at (646) 243-1873 or David S. Huntington at (212) 373-3124 if we can further assist your review of the Registration Statement.

Very truly yours,

TERAWULF INC.

By:	/s/ Stefanie Fleischmann
Name: Stefanie Fleischmann
Title: General Counsel

cc:	David S. Huntington, Paul, Weiss, Rifkind, Wharton & Garrison LLP